UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2019 First Half Preliminary Operating Results

On July 18, 2019, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2019. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2019	1Q 2019	% Change Increase (Decrease) (Q to Q)	2Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	12,605,561	12,337,332	2.17	11,343,723	11.12
	Cumulative	24,942,893	12,337,332	—	21,583,999	15.56
Net operating profit	Specified Quarter	1,310,158	1,159,249	13.02	1,324,005	(1.05)
	Cumulative	2,469,407	1,159,249	—	2,551,156	(3.20)
Profit before income tax	Specified Quarter	1,358,805	1,165,943	16.54	1,303,106	4.27
	Cumulative	2,524,748	1,165,943	—	2,646,524	(4.60)
Profit for the period	Specified Quarter	991,467	845,930	17.20	946,797	4.72
	Cumulative	1,837,397	845,930	—	1,915,186	(4.06)
Profit attributable to shareholders of the parent company	Specified Quarter	991,192	845,652	17.21	946,751	4.69
	Cumulative	1,836,844	845,652	—	1,914,983	(4.08)

Note)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2019	1Q 2019	% Change Increase (Decrease) (Q to Q)	2Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	6,164,042	5,308,928	16.11	5,367,813	14.83
	Cumulative	11,472,970	5,308,928	—	9,467,005	21.19
Net operating profit	Specified Quarter	981,842	775,564	26.60	897,877	9.35
	Cumulative	1,757,406	775,564	—	1,712,109	2.65
Profit before income tax	Specified Quarter	989,162	776,583	27.37	901,928	9.67
	Cumulative	1,765,745	776,583	—	1,840,376	(4.06)
Profit for the period	Specified Quarter	732,289	572,813	27.84	663,126	10.43
	Cumulative	1,305,102	572,813	—	1,353,333	(3.56)
Profit attributable to shareholders of the parent company	Specified Quarter	732,289	572,813	27.84	663,126	10.43
	Cumulative	1,305,102	572,813	—	1,353,333	(3.56)

Note)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		2Q 2019	1Q 2019	% Change Increase (Decrease) (Q to Q)	2Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,029,016	2,512,459	(19.24)	1,562,469	29.86
	Cumulative	4,541,475	2,512,459	—	3,441,454	31.96
Net operating profit (loss)	Specified Quarter	100,517	117,607	(14.53)	98,343	2.21
	Cumulative	218,124	117,607	—	215,315	1.30
Profit (Loss) before income tax	Specified Quarter	127,769	121,882	4.83	103,098	23.93
	Cumulative	249,651	121,882	—	218,505	14.25
Profit (Loss) for the period	Specified Quarter	93,126	87,276	6.70	77,069	20.83
	Cumulative	180,402	87,276	—	158,964	13.49
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	93,120	87,275	6.70	77,067	20.83
	Cumulative	180,395	87,275	—	158,960	13.48

Note 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2019 first half earnings conference, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 18, 2019	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer